UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HIGHLANDS ACQUISITION CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

430880 104

(CUSIP Number)

Highland Equity LLC
One Landmark Square
22nd Floor
Stamford, Connecticut 06901

Copy to:

Robert L. Lawrence, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas,
26th Floor
New York, New York 10019
(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2007

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 430880 104	13D	Page 2 of 11 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,183,600 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,183,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,183,600 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 430880 104	13D	Page 3 of 11 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kanders & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 500,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 500,000 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 430880 104	13D	Page 4 of 11 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Equity LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,683,600 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,683,600 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,600 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14		TYPE OF REPORTING PERSON* OO

CUSIP No. 430880 104	13D	Page 5 of 11 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) issued by Highlands Acquisition Corp. (the “Issuer”), whose principal executive offices are located at One Paragon Drive, Suite 125, Montvale, NJ 07645.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is filed by the Reporting Persons. The “Reporting Persons” are Highland Equity LLC, a Delaware limited liability company (“Highland Equity”), Kanders & Company, Inc., a Delaware corporation (“Kanders & Company”) and Mr. Warren B. Kanders. Mr. Kanders, a citizen of the United States of America, is the non-member manager of Highland Equity, a private investment company, and the President and sole stockholder of Kanders & Company, a private investment company.

The business address of the Reporting Persons is One Landmark Square, 22nd Floor, Stamford, Connecticut 06901.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 1, 2007, Highland Equity purchased 1,220,000 units of the Issuer (the “Founders’ Units”) in a private placement at a purchase price of $0.01 per unit ($12,200 in the aggregate). Effective July 16, 2007, the Issuer’s board of directors authorized a unit dividend of 0.15 units for each outstanding Founders’ Unit, effectively lowering the purchase price to approximately $0.009 per unit and increasing the number of Founders’ Units to 1,439,600. Effective October 3, 2007, the Issuer’s board of directors authorized a unit dividend of .20 units for each outstanding Founders’ Unit, effectively lowering the purchase price to approximately $0.007 per unit and increasing the number of Founders’ Units to 1,683,600. Each Founders’ Unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Founders’ Warrants”). The Founders’ Warrants have an exercise price of $7.50 per share and will become exercisable upon the later of the completion of the Issuer’s initial business combination with a target business and January 3, 2009; provided that the last sales price of the Issuer’s Common Stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning 90 days after the consummation of the Issuer’s initial business combination. Highland Equity financed its purchase of the Founders’ Units through the use of its working capital.

On October 9, 2007, Kanders & Company purchased 500,000 units of the Issuer (“IPO Units”) in a public offering at a purchase price of $10.00 per unit ($5,000,000 in the aggregate). Each IPO Unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock (the “IPO Warrants”). The IPO Warrants have an exercise price of $7.50 per share and will become exercisable upon the later of the completion by the Issuer of its initial

CUSIP No. 430880 104	13D	Page 6 of 11 Pages

business combination and January 3, 2009. Kanders & Company financed its purchase of the IPO Units through the use of its working capital.

Also on October 9, 2007, Kanders & Company purchased warrants to purchase an aggregate of 2,125,000 shares of Common Stock (the “Sponsors’ Warrants”) in a private placement at a purchase price of $1.00 per Warrant ($2,125,000 in the aggregate). The Sponsors’ Warrants have an exercise price of $7.50 per share and will become exercisable upon the later of the completion by the Issuer of its initial business combination and January 3, 2009. Kanders & Company financed its purchase of the Sponsors’ Warrants through the use of its working capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Founders’ Units, the IPO Units and the Sponsors’ Warrants for investment purposes.

Letter Agreement

Warren B. Kanders, the Issuer and Citigroup Global Markets, Inc. have entered into a letter agreement, dated as of October 3, 2007 (the “Letter Agreement”). Pursuant to the terms of the letter agreement, Mr. Kanders has agreed to vote the shares of Common Stock beneficially owned by him prior to the initial public offering (the “Founders’ Shares”) in the same manner as the majority of shares cast by public stockholders in connection with the vote required to approve the Issuer’s initial business combination and for the proposal to amend the Issuer’s certificate of incorporation to provide for the Issuer’s perpetual existence. In addition, Mr. Kanders has agreed to vote any and all shares of Common Stock acquired by him in the initial public offering or thereafter in favor of the Issuer’s initial business combination. Mr. Kanders also agreed to not propose, or vote in favor of, an amendment to the Issuer’s certificate of incorporation to extend the period of time in which the Issuer must consummate its initial business combination prior to its liquidation. Should such a proposal be put before the Issuer’s stockholders, Mr. Kanders agreed to vote against such proposal except in connection with the Issuer’s initial business combination to give the Issuer perpetual existence. The Letter Agreement further provides that the Sponsors’ Warrants, the Founders’ Shares and the Co-Investment Units (as defined below) are subject to transfer restrictions, except with respect to certain exceptions, all as more fully set forth in the Letter Agreement.

The description of the Letter Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Letter Agreement, the form of which is filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 7, 2007.

Stockholders Agreement

On October 2, 2007, the Reporting Persons entered into a stockholders agreement (the “Stockholders Agreement”) with each of Russell F. Warren, Jr., Fieldpoint Capital, LLC, Robert W. Pangia, Ivy Healthcare Capital II, LP, Dennis W. O’Dowd and Virgilio Rene Veloso (collectively the “Ivy Stockholders”), which will continue to be in effect for a period of up to three years after the consummation of the initial business combination of the Issuer. The Stockholder Agreement provides that the Kanders Representative and the Ivy Representative (each as defined in the Stockholders Agreement) shall each have the option, but not the obligation, to propose one director to the nominating committee of the Issuer’s board of directors for nomination as a candidate for election to the board of directors of the Issuer. In the event that

CUSIP No. 430880 104	13D	Page 7 of 11 Pages

all candidates proposed for nomination by the Kanders Representative and the Ivy Representative, as applicable, are nominated for election by the nominating committee of the Issuer’s board of directors, each of the Reporting Persons and the Ivy Stockholders have agreed (subject to any existing fiduciary duties of such stockholders) to vote all shares of stock beneficially owned or held of record by such stockholders and shares of stock as to which they respectively have voting control over for, and agreed to use their reasonable best efforts to cause their respective affiliates to vote for, the respective nominees of the Kanders Representative and the Ivy Representative.

The Stockholder Agreement further provides that if a director nominated by the Kanders Representative or the Ivy Representative dies, resigns or is removed as a director and there is a resulting vacancy in the board of directors of the Issuer and the Kanders Representative or the Ivy Representative, as applicable, proposes a substitute candidate to the nominating committee of the Issuer’s board of directors to fill such vacancy and such substitute candidate is nominated by the nominating committee of the Issuer’s board of directors for election to the board of directors, each stockholder has agreed to vote all shares of stock owned by such stockholder to elect such substitute candidate nominated by the Kanders Representative or the Ivy Representative, as applicable. Additionally, in the event that Kanders & Company fails to purchase the Co-Investment Units subscribed by it pursuant to the Co-Investment Subscription Agreement (as defined below), then the other Reporting Persons first and thereafter the Ivy Stockholders shall have the option, but not the obligation, to purchase, all but not less than all, of the remaining Co-Investment Units not purchased by Kanders & Company. In the event that the Ivy Stockholders purchase the Co-Investment Units that were subscribed for by Kanders & Company and not purchased by the other Reporting Persons, the Reporting Persons will be required to transfer and deliver to the Ivy Stockholders a pro-rata amount of the Founders’ Units beneficially owned by the Reporting Persons. Reciprocal provisions apply to defaults under the Co-Investment Subscription Agreements executed by the Ivy Stockholders.

The description of the Stockholders Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is incorporated by reference into this Statement as Exhibit 99.1.

Co-Investment Subscription Agreement

Kanders & Company entered into a subscription agreement dated as of May 31, 2007 (the “Co-Investment Subscription Agreement”), pursuant to which it agreed to purchase a total of 500,000 units (‘‘Co-Investment Units’’) at a price of $10 per unit from the Issuer in a private placement that will occur immediately prior to the Issuer’s consummation of its initial business combination. These Co-Investment Units are identical to the IPO Units and may not be sold, transferred, or assigned until at least one year after the completion of the Issuer’s initial business combination.

Pursuant to the Co-Investment Subscription Agreement, if Kanders & Company fails to purchase the Co-Investment Units and the other Reporting Persons or the Ivy Stockholders do not satisfy Kanders & Company’s co-investment obligation in full, the Reporting Persons have agreed to sell, and the Issuer has agreed to purchase, the Reporting Persons’ Founders’ Units at the same purchase price the founders originally paid for them.

The description of the Co-Investment Subscription Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Co-Investment

CUSIP No. 430880 104	13D	Page 8 of 11 Pages

Subscription Agreement, the form of which is filed as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 7, 2007.

Escrow Agreement

On October 3, 2007, Highland Equity entered into an escrow agreement (the “Escrow Agreement”) with Continental Stock Transfer & Trust Company and the Ivy Stockholders. Pursuant to the terms of the Escrow Agreement all of the Founders’ Unit will be placed in escrow until one year after the consummation of the Issuer’s initial business combination. A portion of the Founders’ Units will be released from escrow earlier than as described above and returned to the Issuer for cancellation at no cost if and to the extent the underwriters’ over-allotment option in the Issuer’s initial public offering is not exercised in full or expires unexercised. The Founders’ Units may be released from escrow earlier than as described above and are subject to transfer restrictions, subject to certain exceptions, all as more fully set forth in the Escrow Agreement.

The description of the Escrow Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Escrow Agreement, the form of which is filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 7, 2007.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, except as may be precluded by the agreements described above in this Item 4,  in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As of October 12, 2007, the Reporting Persons beneficially owned in the aggregate 2,183,600 shares of Common Stock, constituting approximately 14.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 15,450,000 shares of Common Stock outstanding as of October 9, 2007, as set forth in the Issuer’s audited financials filed as Exhibit 99.1 to its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007). This does not include shares of Common Stock which may be purchased pursuant to the Founders’ Warrants, the IPO Warrants or the Sponsors’ Warrants because such warrants are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

CUSIP No. 430880 104	13D	Page 9 of 11 Pages

Name	Number of Shares of Common Stock		Percentage of Outstanding Common Stock
Highland Equity	1,683,600	*	10.9%	**
Kanders & Company	500,000		3.2%	**
*	219,600 shares are subject to forfeiture to the extent that the underwriters’ over-allotment option in the Issuer’s initial public offering is not exercised in full or expires unexercised.
**

In the event that the underwriters’ over-allotment option in the Issuer’s initial public offering is exercised and the Reporting Persons do not purchase additional shares sold in the underwriters’ over-allotment option, such percentage will decrease.

Mr. Kanders is the non-member manager of Highland Equity and President and sole stockholder of Kanders & Company and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that each of Highland Equity and Kanders & Company beneficially own. Mr. Kanders, as the non-member manager of Highland Equity and President of Kanders & Company, has the power to direct the voting and disposition of the shares of Common Stock that each of Highland Equity and Kanders & Company beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Statement for each member of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to beneficially own (and may be deemed to have shared voting and dispositive power over) 2,183,600 shares of Common Stock, constituting approximately 14.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 15,450,000 shares of Common Stock outstanding as of October 9, 2007, as set forth in the Issuer’s audited financials filed as Exhibit 99.1 to its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007). This does not include shares of Common Stock which may be purchased pursuant to the Founders’ Warrants, the IPO Warrants or the Sponsors’ Warrants because such warrants are not exercisable and may not become exercisable within the next 60 days.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Kanders, shall not be considered an admission that Mr. Kanders, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Kanders disclaims any beneficial ownership of the Issuer’s securities covered by this Statement that are beneficially owned by Highland Equity.

As a result of the Stockholders Agreement, each of the Reporting Persons, and the Ivy Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5 of the Act, and the “group” may be deemed to be the owner of 3,867,200 shares of Common Stock on October 12, 2007, or 25% of the total issued and outstanding Common Stock of the Issuer. Each of the Reporting Persons hereby disclaims beneficial ownership of the shares of Common Stock held by the Ivy Stockholders. The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that a “group” exists with the Ivy Stockholders, or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by them.

CUSIP No. 430880 104	13D	Page 10 of 11 Pages

The Reporting Persons have made purchases of the Issuer’s securities during the last 60 days, as follows:

Name	Date	Type	Number	Price
Kanders & Company	October 9, 2007	Public	500,000 IPO Units	$10 per IPO Unit
Kanders & Company	October 9, 2007	Private	2,125,000 Sponsors’ Warrants	$1 per Sponsors’ Warrant

(d) and (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of October 12, 2007 (the “13D Joint Filing Agreement”), pursuant to which they agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The description of the 13D Joint Filing Agreement in this Item 6 of the Statement is qualified in its entirety by reference to the full text of the 13D Joint Filing Agreement, a copy of which is filed herewith as Exhibit 99.2.

Except for the agreements described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following exhibit is filed as part of this Statement:

Exhibit 99.1	Stockholders Agreement dated as of October 2, 2007.
Exhibit 99.2	Joint Filing Agreement dated as of October 12, 2007.

CUSIP No. 430880 104	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 12, 2007

HIGHLAND EQUITY LLC
By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Non-member Manager

KANDERS & COMPANY, INC.
By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	President

/s/ Warren B. Kanders
Warren B. Kanders, Individually

Signature page to Highlands 13D